Exhibit 21 LEARNING CARE GROUP, INC. LIST OF SUBSIDIARIES

Name	State of Incorporation	Owner

Childtime Childcare, Inc., d/b/a Childtime Learning Centers	Illinois	Learning Care Group, Inc.

Tutor Time Learning Centers, LLC, d/b/a Tutor Time Child Care/Learning Centers	Michigan	Childtime Childcare, Inc.

Tutor Time Learning Centers International, Inc.	Michigan	Tutor Time Learning Centers, LLC

Tutor Time Franchise, LLC	Michigan	Childtime Childcare, Inc.